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                                                                    Exhibit 12.1


                                                                  Ratio of Earnings to Fixed Charges
                                            ------------------------------------------------------------------------------

                                                                    Fiscal Year Ended December 31,
                                            ------------------------------------------------------------------------------
                                               1999         2000           2001         2002          2003          2004
                                             -------     ----------     ---------     ---------     --------      --------
Net income (loss) before income taxes...     $ 6,926     $(107,155)     $(78,821)     $(32,381)     $(21,307)      (22,475)

Total fixed charges.....................       3,992         3,923         3,817         3,769         4,057         4,337
                                             -------     ---------      --------      --------      --------      --------
Total income (loss) before income taxes
  and fixed charges.....................     $10,918     $(103,232)     $(75,004)     $(28,612)     $(17,250)     $(18,138)
                                             =======     =========      ========      ========      ========      ========
Fixed Charges...........................

Interest expense........................     $    90     $      62      $     --      $     --      $    338      $    673

Assumed interest attributable to rentals       3,902         3,861         3,817         3,769         3,719         3,664
                                             -------     ---------      --------      --------      --------      --------
Total fixed charges.....................     $ 3,992     $   3,923      $  3,817      $  3,769      $  4,057      $  4,337
                                             =======     =========      ========      ========      ========      ========


Ratio of earnings to fixed charges(1)...        1.73           N/A           N/A           N/A           N/A           N/A

Deficiency of earnings
  available to cover fixed charges(2)...     $   N/A     $(107,155)     $(78,821)     $(32,381)     $(21,307)     $(22,475)

(1) Ratio of earnings to fixed charges means the ratio of net income (before fixed charges and income taxes) to fixed charges, where fixed charges are the aggregate of interest expense, the portion of interest expense under operating leases deemed by us to be representative of the interest factor and amortization of debt issuance costs.

(2) Due to net losses incurred in the years ended December 31, 2000, 2001, 2002, 2003 and 2004, the ratio of earnings to fixed charges in those periods was less than 1:1. We would have had to generate additional earnings in the amounts indicated in the table to have achieved a ratio of 1:1.